333-13884

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
5-31-02

Report of Foreign Registrants

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For May, 2002

JUN 25 2002

1—

GRANITE MORTGAGES 01-2 PLC
(Translation of registrant's name into English)
Fifth Floor, 100 Wood Street,
London EC2V 7EX, England
(Address of principal executive offices)

02041960

—02

3-

GRANITE FINANCE TRUSTEES LIMITED
(Translation of registrant's name into English)
22 Grenville Street, St Helier,
Jersey JE4 8PX, Channel Islands
(Address of principal executive offices)

—01

PROCESSED

JUL 0 2 2002

THOMSON
FINANCIAL

3-

GRANITE FINANCE FUNDING LIMITED
(Translation of registrant's name into English)
35 New Bridge Street, 4th Floor,
Blackfriars, London EC4V 6BW,
England
(Address of principal executive offices)

02

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F.....X....Form 40-F............

Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No.......X...........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By:

Name: L.D.C. Securitisation Director
No. 1 Limited by its authorized person
Clive Rakestrow for and on its behalf

Title: Director

Date: 6|24|02

GRANITE FINANCE FUNDING
LIMITED

By:
Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES
LIMITED

By:
Name:

Title: Director

Date:

LK1 369249v1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: _____
Name: L.D.C. Securitisation Director
No. 1 Limited by its authorized person
Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING
LIMITED

By: _____
Name: _____

Title: Director

Date: 6|24|02

GRANITE FINANCE TRUSTEES
LIMITED

By: _____
Name: _____

Title: Director

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: _____
Name: L.D.C. Securitisation Director
No. 1 Limited by its authorized person
Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING
LIMITED

By: _____
Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES
LIMITED

By: _____
Name: R GOUGH

Title: Director

Date: 6/24/02